Sanofi Pasteur

First International Vaccine Company

to Enter Japan with Pediatric vaccine

ActHIB® (Haemophilus influenzae type b vaccine)

available in Japan on December 19, 2008

Lyon, France, November 10, 2008 - Sanofi Pasteur, the vaccines division of sanofi-aventis Group, announced today that it is the first international vaccine company to enter the Japanese pediatric vaccine market with ActHIB® vaccine (Haemophilus influenzae type b conjugate vaccine). Sanofi Pasteur’s ActHIB® vaccine is marketed in Japan by Daiichi-Sankyo Co., Ltd., and will be available starting December 19, 2008.

The World Health Organization estimates that Hib is responsible for three million serious illnesses and an estimated 400 000 deaths per year worldwide, mainly caused by meningitis and pneumonia. Almost all victims are children under the age of five, those between four and 18 months of age being especially vulnerable. Every year in Japan, about 500 children are affected by this devastating disease, of whom approximately 25 die and 100 suffer from serious sequelæ.

“Sanofi Pasteur is proud to help protect Japanese children against bacterial meningitis and improve public health in the country,” said Wayne Pisano President and Chief Executive Officer of Sanofi Pasteur. “Being the first to enter the Japanese pediatric vaccine market is an achievement that underlines Sanofi Pasteur’s strength and commitment to provide the highest quality innovative vaccines.”

The availability of safe and efficacious Hib conjugate vaccines in the 90’s spurred routine immunization in children worldwide, from 26 countries in 1997 to over 120 countries in 2006. Sanofi Pasteur’s ActHIB® conjugate vaccine has a successful track record worldwide with over 100 million doses used in over 120 countries.

Hib immunization may also be achieved with Hib containing combination vaccines, which simplify implementation and increase compliance with immunization programs. Sanofi Pasteur has a range of Hib containing combination vaccines including: Pentacel® , Pediacel® and Pentaxim® (Diphtheria, tetanus, acellular pertussis, inactivated poliomyelitis vaccine, Haemophilus influenzae type b conjugate vaccine), and Actacel® (Diphtheria, tetanus, acellular pertussis, Haemophilus influenzae type b conjugate vaccine).

About Hib disease

Haemophilus influenzae type b (Hib) disease is caused by a bacterium that enters the body through the nose or throat and then can spread to cause meningitis (an infection of the coverings of the brain and spinal cord), blood stream infection, pneumonia, infection of the epiglottis, and other serious infections1.

1 Donnelly, M.J, Herold, B.C., Jenkins, S.G., Daum, R.S. Obstacles to the elimination of Haemophilus influenzae type b disease: Three illustrative cases. Pediatrics. Vol. 112, No. 6, December 2003, pp. 1465-1466

Bacteria are transmitted from person to person in droplets through sneezing or coughing. Infected children may carry Hib bacteria without showing any signs or symptoms of illness, but they can still infect others. The risk of disease is highest for children between six months and two years of age2.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2007, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Global Media Relations
Pascal Barollier
T. +33-(0)4-37-37-50-38 pascal.barollier@sanofipasteur.com www.sanofipasteur.com

2 WHO; Haemophilus influenzae type B (HiB) Fact sheet N°294 December 2005

http://www.who.int/mediacentre/factsheets/fs294/en/index.html